

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

Via E-mail
Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd
52-16 Barnett Avenue
Long Island City, NY 11104

> **Re: Steven Madden, Ltd.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 000-23702**

Dear Mr. Dharia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.   Please provide us a draft disclosure of the impact that recently issued accounting standards will have on your financial statements when adopted in a future period and confirm to us that you will include this disclosure in future filings. Refer to SAB Topic 11.M.

Overview, page 20

2.   In your retail segment, we note your disclosure of same store sales (sales of those stores, including the e-commerce websites that were in operation throughout 2012 and 2011) increased 7.9%. Please advise us of the following:

- To the extent e-commerce sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us draft disclosure to be included in future filings.

- Tell us how you account for remodels, relocations, expansions, and changes in store format in your same store sales figures; and if material, provide us with and confirm that you will include clarifying disclosures in future filings.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-2

3.   We note you present a line item labeled as "other comprehensive income" on your consolidated balance sheets. Please confirm to us you will revise the label of this line item to "accumulated other comprehensive income" in future filings. Refer to ASC 220-10-45-14.

Form 10-Q for the Quarter Ended June 30, 2013

Notes to Condensed Consolidated Financial Statements, page 5

4.   Please tell us how you considered the disclosure guidance of the changes in accumulated other comprehensive income by components and reclassification adjustments as required by paragraphs ASC 220-10-45-14A and 220-10-45-17 through 17B. Refer to ASC 270-10-50-1(r). Please provide us draft disclosures, and confirm to us that you will include this disclosure in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining